UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Result of AGM







Results of Annual General Meeting

Pearson plc held its annual general meeting for shareholders earlier today. All resolutions were put to the meeting and approved on a show of hands.

Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The audited proxy position at the close of books at midday on Wednesday, 28 April 2004 is set out below. The number of 25p ordinary shares in issue at that date was 802,494,351.


Resolution   Description                  For           Against      Abstain


Resolution   To receive the 2003 report   405,081,527      535,924   6,961,899
1            and accounts

Resolution   To declare a final           411,929,784      554,215      95,351
2            dividend

Resolution   To re-elect Dennis           408,726,025    3,691,634     161,691
3            Stevenson

Resolution   To re-elect John Makinson    404,498,337    3,644,241   4,436,772
4

Resolution   To re-elect Reuben Mark      389,367,307   18,826,754   4,385,289
5

Resolution   To re-elect Vernon Sankey    398,317,727   11,384,560   2,877,063
6

Resolution   To approve the report on     388,083,287   18,077,856   6,418,207
7            directors' remuneration

Resolution   To reappoint the auditors    410,820,390      590,856   1,168,104
8

Resolution   To determine the             410,730,562    1,747,584     101,204
9            remuneration of the
             auditors

Resolution   To authorise the company to  404,788,819    7,661,535     128,996
10           allot ordinary shares

Resolution   To increase the authorised   405,974,416    6,472,995     131,939
11           share capital

Resolution   To waive the pre-emption     404,449,769    7,958,646     170,935
12           rights

Resolution   To authorise the company to  412,243,772      232,729     102,849
13           purchase its own shares

Resolution   To adopt new Articles of     408,815,212    3,404,768     359,370
14           Association

Resolution   To extend the Worldwide Save 402,107,646   10,211,074     260,630
15           for Shares Plan



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 April 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary